Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

SUPPL



Att:	Division of Corporation Finance		
Company:	[redacted] ion	Phone: Fax:	1 202 55 13 450 1 202 77 29 207
From:	act name) y Supervision	Phone:	(48 76) 847 82 31
Company:		Fax:	(48 76) 847 82 05
E-mail:			
Date:	28 June 2005	No of sheets:	5

05009371

Current report 37/2005

The Management Board of KGHM Polska Miedź S.A. hereby provides information on persons appointed to the Supervisory Board of the Company by the Ordinary General Shareholders Meeting on 15 June 2005:

Józef Czyczerski (47)

Education and professional qualifications:
Secondary technical education

Positions held and professional career:
Since August 1979 employed in the ZG Rudna Mining Division of KGHM Polska Miedź S.A. as a wireman.

Since 1992 Chairman of the trade union SKGRM NSZZ Solidarność.

Is not engaged in competitive activities.

Is not listed in the Register of Debtors maintained on the basis of the National Court of Registration law.

Leszek Hajdacki (48)

Education and professional qualifications:
Higher – Master of Engineering in Management – Strategic and financial management
Post-graduate studies – Economic and commercial law

Positions held and professional career:
Since 1978 employed in the ZG Rudna Mining Division of KGHM Polska Miedź S.A., starting in the position of wireman, senior specialist for the settlement of elecrical energy costs, currently senior inspector for standarisation – deputy for the chief engineer.
Since January 2000 to present Chairman of the trade union ZZPPM in the ZG "Rudna" Mining Division.

Member of the Supervisory Board of Centrum Innowacji Technicznej INOVA Spółka z o.o. – this company does not compete with KGHM Polska Miedź S.A.



Is not listed in the Register of Debtors maintained on the basis of the National Court of Registration law.

Tadeusz Janusz (67)

Education and professional qualifications:
Higher economic, associate professor at the University of Łódz.

Positions held and professional career:
Since 1960 employed at the University of Łódz, currently: Head of the Department of Industrial Economics and of the Capital Market, Director of the Institute of Applied Economics.

Is not engaged in competitive activities.

Is not listed in the Register of Debtors maintained on the basis of the National Court of Registration law.

Maciej Kruk (44)

Education and professional qualifications:
Higher legal, Department of Law and Administration at Warsaw University
Post-graduate Studies in Organisation and Management at the Institute of Humanitarian Studies of the Military Technical Academy in Warsaw.

Positions held and professional career:
In the Ministry of the State Treasury:
Director of Corporate Supervision Department III
January 2002 – March 2004 Vice Director and Director of the Department of Restructurisation and Public Assistance,
March 1998 – December 2001 supervisor, then Vice Director of the Department of Finance at the State Treasury,
August 1997 – February 1998 Vice Director of the Department of Investment Funds;

From March 1996 senior specialist in the Corporate Supervision Department of the Ministry of Ownership Transformations;
Prior to beginning work at the Ministry of Ownership Transformations was employed in the Foreign Trade Association Arteon Sp. z o.o. as chief specialist for organisational / legal affairs, from 1994 to March 1996 employed as a proxy for the law firm Invexim Sp. z o.o.

Is not engaged in competitive activities.

Is not listed in the Register of Debtors maintained on the basis of the National Court of Registration law.

Ryszard Kurek (55)

Education and professional qualifications:
Secondary education – mining school 1969

Positions held and professional career:
KGHM Polska Miedź S.A., Mining Division „Lubin":
April 1981 – January 1987 section foreman;
February 1975 – March 1981 shift foreman;
May 1972 – January 1975 senior miner;
February 1972 – April 1972 miner;
June 1970 – January 1972 junior miner;
September 1969 – June 1970 probationary period.

Since February 1987 Chairman of the trade union Związki Zawodowe Pracowników Przemysłu Miedziowego in the ZG Lubin Mining Division.

Since May 2003 Member of the Supervisory Board of POL-MIEDŹ TRANS Sp. z o.o. (a subsidiary of KGHM Polska Miedź S.A.)

Is not engaged in other activities.

Is not listed in the Register of Debtors maintained on the basis of the National Court of Registration law.

Elżbieta Niebisz (48)

Education and professional qualifications:
Higher economic - Warsaw School of Economics.
Post-graduate studies in electrical power engineering - Warsaw School of Economics.

Positions held and professional career:
2001-present Director of Corporate Supervision Department II in the State Treasury Ministry;
1998-2001 Director of the Licensing Department of the Energy Regulation Office in Warsaw;
1998 Director of the Economic Analysis Unit - X NFI Foksal S.A. investment fund.;
1991-1998 Chief Specialist, Supervisor, Deputy Director, Director of the Department of Capital Companies and Corporate Supervision in the Ministry of Ownership Transformations and the State Treasury Ministry;
1979-1990 Head of the Economic-Organisational Section - Zakład Szkoleniowo-Produkcyjny "TOMIZ" (production-training facility) in Warsaw;
1976-1979 Specialist in materials management - OZ PPKS in Warsaw.
Participation on Supervisory Boards of companies in which the State Treasury has an equity stake (various sectors), examiner in examinations of candidates for membership on Supervisory Boards of companies in which the State Treasury has an equity stake.

Serves as Secretary of the Supervisory Board of Polimex-Mostostal Siedlce S.A. - this is not a competitive activity and is not involved with another, competitive company as a partner in a civil law company, in a partnership company or as a member of a company body or any other competitive corporate body.

Is not listed in the Register of Debtors maintained on the basis of the National Court of Registration law.

Jan Rymarczyk (60)

Education and professional qualifications:
Professor dr hab. in economics
2004 – full professor
1996 – titular professor
1991 – academic professor
1983 – associate professor
1975 – doctorate in economics
1967 – master of economics

Positions held and professional career
1967 – present academic employee of the University of Economics in Wrocław;
Head of the International Economic Relations Department of the Wrocław University of Economics;
1991 – present Director of the consulting firm "Optima Ratio";
1985 – 1992 advisor for "Interpego" Foreign Trade Schools Association.

None of these activities are competitive towards KGHM Polska Miedż S.A.

Is not listed in the Register of Debtors maintained on the basis of the National Court of Registration law.

Krzysztof Szamałek (52)

Education and professional qualifications:
Higher, Warsaw University - 1978 (Geology Department), 1982 (Management Department), associate professor

Positions held and professional career:
2005-present Vice President of the Fund Ekofundusz
Vice Minister of the Environment in the years:
2004-2005,
2001-2003,
1994-1997;
2003-2004 President of the Management Board of Mostostal Warszawa S.A.;
1998-2001 Department Director in the Chancellory of the President of the Republic of Poland;
Since 1978-present academic employee in the Geology Department of Warsaw University.

Chairman of the Supervisory Board of BGŻ S.A. in the years 2003-2004.
Chairman of the Supervisory Board of the National Environmental Protection and Water Management Fund (NFOŚ i GW) in the years 2004-2005.

Is not engaged in competitive activities with respect to KGHM Polska Miedź S.A.

Is not listed in the Register of Debtors maintained on the basis of the National Court of Registration law.

Marek Wierzbowski (59)

Education and professional qualifications:

Higher, Warsaw University Department of Law, professor of law, associate professor, legal counsel.

Positions held and professional career:
Since 1968 academic employee of Warsaw University.
Legal counsel.
Vice Chairman of the Warsaw Stock Exchange Supervisory Board.

Is not engaged in competitive activities.

Is not listed in the Register of Debtors maintained on the basis of the National Court of Registration law.

Legal basis:
§5, section 1 point 26 of the Decree of the Council of Ministers dated March 21, 2005 – Journal of Laws Nr 49, item 463.

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

WICEPREZES ZARZĄDU
Andrzej Krug